Press Release
CAE reports first quarter fiscal 2025 results
•Revenue of $1,072.5 million vs. $1,012.0 million in prior year
•Earnings per share (EPS) from continuing operations of $0.15 vs. $0.20 in prior year
•Adjusted EPS(1) of $0.21 vs. $0.24 in prior year
•Operating income of $108.6 million vs. $128.3 million in prior year
•Adjusted segment operating income(1) of $134.2 million vs. $143.3 million in prior year
•Adjusted order intake(1) of $1,192.0 million for a $17.0 billion adjusted backlog(1)
•Net debt-to-adjusted EBITDA(1) of 3.41x (3.11x excluding Legacy Contracts(1)(2)) vs. 3.17x (2.89x excluding Legacy Contracts) at the end of the preceding quarter
•463,500 common shares repurchased at a weighted average price of $25.21 and cancelled under NCIB
•Comparative figures have been reclassified to reflect discontinued operations

Montreal, Canada, August 13, 2024 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial results for the fiscal first quarter ended June 30, 2024. The Company also provided an update on its progress to streamline its organization and operations by leveraging opportunities to enhance synergies between business units and drive efficiencies. Based on these initiatives and external market developments, management has also made incremental changes to its full-year outlook.

“Last quarter we took the necessary steps to provide a clear path to margin improvement in our Defense business, and I am pleased with the progress we have made since then to deliver on our commitments,” said Marc Parent, CAE’s President and Chief Executive Officer. “We have also continued to seize on opportunities to streamline CAE to further enhance our execution and operational efficiency. The secular growth backdrop remains compelling in both civil aviation and defence markets, and despite the short-term impact of the current supply chain headwinds on the airline industry, our nearly $1.2 billion in consolidated adjusted order intake and record $17.0 billion adjusted backlog this quarter continue to point to a particularly bright future for CAE.”

Cost optimization and reorganization
Under its recently appointed Chief Operating Officer (COO), Nick Leontidis, CAE has identified additional opportunities to further streamline its organization, remove duplication, and optimize its cost structure. The corporate level COO role now has purview over all five of CAE’s divisions, which enabled the removal of management layers in both Civil and Defense businesses and the further streamlining of support functions, engineering services, and footprint to drive additional synergies across the enterprise. The Company expects to incur approximately $20 million of additional restructuring expenses in the second quarter and expects to fully reach associated annual run-rate cost savings of approximately $20 million by the end of the next fiscal year.

Consolidated results
First quarter fiscal 2025 revenue was $1,072.5 million, compared with $1,012.0 million in the first quarter last year. First quarter EPS from continuing operations was $0.15 compared to $0.20 last year. Adjusted EPS in the first quarter was $0.21 compared to $0.24 last year.

Operating income this quarter was $108.6 million (10.1% of revenue(1)), compared to $128.3 million (12.7% of revenue) last year. First quarter adjusted segment operating income was $134.2 million (12.5% of revenue(1)) compared to $143.3 million (14.2% of revenue) last year. All financial information is in Canadian dollars and results are presented on a continuing operations basis, unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q1-2025	Q1-2024	Variance %
Revenue	$1,072.5	$1,012.0	6%
Operating income	$108.6	$128.3	(15%)
Adjusted segment operating income(1)	$134.2	$143.3	(6%)
As a % of revenue(1)%	12.5%	14.2
Net income attributable to equity holders of the Company	$48.3	$65.3	(26%)
Earnings per share (EPS) from continuing operations	$0.15	$0.20	(25%)
Adjusted EPS(1)	$0.21	$0.24	(13%)
Adjusted order intake(1)	$1,192.0	$967.9	23%
Adjusted backlog(1)	$16,977.9	$11,183.5	52%

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

(2) Within Defense there are a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour, and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are firm fixed price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

Civil Aviation (Civil)
First quarter Civil revenue was $587.6 million vs. $540.3 million in the first quarter last year. Operating income was $89.8 million (15.3% of revenue) compared to $105.6 million (19.5% of revenue) in the same quarter last year. Adjusted segment operating income was $106.4 million (18.1% of revenue) compared to $119.0 million (22.0% of revenue) in the first quarter last year. Civil adjusted segment operating income and margins were lower this quarter, mainly due to a higher level of Software as a Service (SaaS) conversions in Flight Operations Solutions and incrementally lower utilization in commercial aviation training. During the quarter, Civil delivered 8 full-flight simulators (FFSs) to customers and first quarter Civil training centre utilization was 76%.

During the quarter, Civil signed training solutions contracts valued at $770.5 million, including a range of long-term commercial and business aviation training agreements, digital flight services contracts, and 11 FFS sales.

The Civil book-to-sales ratio(1) was a robust 1.31 times for the quarter and 1.23 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was a record $6.6 billion.

Summary of Civil Aviation results
(amounts in millions)		Q1-2025	Q1-2024	Variance %
Revenue		$587.6	$540.3	9%
Operating income		$89.8	$105.6	(15%)
Adjusted segment operating income		$106.4	$119.0	(11%)
As a % of revenue	%	18.1%	22.0
Adjusted order intake		$770.5	$730.2	6%
Adjusted backlog		$6,585.3	$5,764.8	14%

Supplementary non-financial information
Simulator equivalent unit		279	268	4%
FFSs in CAE’s network		349	327	7%
FFS deliveries		8	6	33%
Utilization rate	%	76%	77	(1%)

Defense and Security (Defense)
First quarter Defense revenue was $484.9 million vs. $471.7 million in the first quarter last year. Operating income was $18.8 million (3.9% of revenue) compared to $22.7 million (4.8% of revenue) in the same quarter last year. Adjusted segment operating income was $27.8 million (5.7% of revenue), compared to $24.3 million (5.2% of revenue) in the first quarter last year.

Defense booked orders for $421.5 million this quarter for a book-to-sales ratio of 0.87 times. The ratio for the last 12 months was 1.13 times. The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was $10.4 billion, up from $5.7 billion at the end of the fourth quarter of fiscal 2024. This includes CAE’s 50% share of the $11.2 billion, 25-year contract for Canada’s Future Aircrew Training Program that was awarded to the CAE SkyAlyne joint venture. The Defense pipeline remains strong with some $10.0 billion of bids and proposals pending.

Summary of Defense and Security results
(amounts in millions)		Q1-2025	Q1-2024	Variance %
Revenue		$484.9	$471.7	3%
Operating income		$18.8	$22.7	(17%)
Adjusted segment operating income		$27.8	$24.3	14%
As a % of revenue	%	5.7%	5.2
Adjusted order intake		$421.5	$237.7	77%
Adjusted backlog		$10,392.6	$5,418.7	92%

Additional financial highlights
CAE incurred $10.8 million of costs related to the integration of AirCentre, which is expected to be completed in the second quarter of fiscal 2025, and $14.8 million in connection with its restructuring program to streamline CAE’s operating model and portfolio, optimize its cost structure and create efficiencies. Given additional opportunities for cost optimization and the streamlining of CAE’s organizational structure under its new COO, CAE expects to incur approximately $20 million of additional restructuring costs in the second quarter of fiscal 2025. This primarily involves the removal of management layers, including Group President positions in Civil and Defense and the consolidation of several shared services groups across the organization. CAE expects to fully achieve annual run rate cost savings of approximately $20 million by the end of the next fiscal year.

Net finance expense this quarter amounted to $49.5 million, compared to $52.4 million in the preceding quarter and $53.1 million in the first quarter last year.

Income tax expense this quarter amounted to $8.3 million, representing an effective tax rate of 14%, compared to 11% for the first quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 17% this quarter as compared to 13% in the first quarter of last year. The increase in the adjusted effective tax rate was mainly attributable to an income tax benefit resulting from a tax court decision last year, partially offset by the change in the mix of income from various jurisdictions.

Net cash used in operating activities was $12.9 million for the quarter, compared to $49.3 million in the first quarter last year. Free cash flow(1) was negative $25.3 million for the quarter compared to negative $110.3 million in the first quarter last year. The increase was mainly due to higher net cash from operating activities and lower maintenance capital expenditures.

Growth and maintenance capital expenditures(1) totaled $92.6 million this quarter.

Net debt(1) at the end of the quarter was $3,129.7 million for a net debt-to-adjusted EBITDA(1) of 3.41 times (3.11 times excluding Legacy Contracts(1)(2)). This compares to net debt of $2,914.2 million and a net debt-to-adjusted EBITDA of 3.17 times (2.89 times excluding Legacy Contracts) at the end of the preceding quarter.

Adjusted return on capital employed(1) was 5.7% this quarter compared to 5.9% last quarter and 6.7% in the first quarter last year.

During the quarter, CAE repurchased and cancelled a total of 463,500 common shares under its normal course issuer bid (NCIB), which began on May 30, 2024, at a weighted average price of $25.21 per common share, for a total consideration of $11.7 million.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

(2) Within Defense there are a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour, and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are firm fixed price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

Sustainability
This quarter, CAE unveiled its FY24 Global Annual Activity and Sustainability Report. This comprehensive document emphasizes CAE’s integration of environmental, social, and economic factors in its business model and decision-making process to achieve long-term success and create long-term value for both its stakeholders and society at large. This report marks further progress of its 5-year ESG strategic roadmap. Testimony to CAE’s culture of upholding the best transparency standards, the report has been further enhanced for greater transparency. In preparation for compliance with mandatory extra-financial reporting regulations, CAE conducted an external readiness assessment for specific KPIs; findings will be incorporated in our continuous improvement process over the short-term.

The report showcases CAE’s ongoing journey towards environmental stewardship, social responsibility, and the adoption of sustainable business practices, including, CAE’s active commitment as a change agent within the Aerospace and Defense industry to inspire our peers and partners to unlock action and accelerate progress on decarbonization. With its suppliers, CAE fostered greater collaboration around decarbonization including its new CAE Resilient Together program. As a result, CAE’s supplier engagement with Ecovadis is the highest among its International Aerospace Environmental Group (IAEG) peers. CAE has also submitted its near-term science-based targets to the Science Based Targets initiative (SBTi) for validation, a year-long process that required the alignment of the entire organization. CAE also attained the ‘Committed’ status in Progressive Aboriginal Relations certification for the first time, a first significant milestone in its journey toward reconciliation.

For more information on CAE’s sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/sustainability/.

Management outlook

Civil
The secular demand picture for aviation training solutions remains compelling and the Company continues to be well positioned. Management is now targeting approximately 10 percent Civil annual adjusted segment operating income growth for the fiscal year with performance expected to be more heavily weighted to the second half. Annual Civil adjusted segment operating income margin is now expected to be in the range of 22 to 23 percent, with ample room to grow beyond the current year on volume, efficiencies and mix. The Civil outlook considers the known headwinds that have been affecting a portion of its commercial aviation training subsegment, which are precipitated by OEM aircraft supply chain constraints and the recent actions by some airlines to temporarily reduce pilot hiring. Underlying its outlook, CAE has taken initiatives to drive additional operational cost efficiencies that are expected to partially mitigate the effects of incrementally lower initial training demand in the short-term. The Company is also assuming some easing of commercial aircraft supply constraints and that pilot hiring will begin to resume in the second half of its fiscal year, which is consistent with current training bookings for the period. Also, it expects a continued strong performance in business aviation training, higher profitability in Flight Operations Solutions, and higher volume and profitability from full-flight simulator (FFS) deliveries. Management’s Civil outlook also considers the ongoing ramp up of newer training centres and recently deployed full-flight simulators, partially offset by the more intensive SaaS conversions underway in its Flight Operations Solutions software business.

Defense
Having re-baselined the Defense business and substantially accounted for the previously identified programmatic risk, management expects Defense annual revenue growth in the low- to mid-single-digit percentage range and annual Defense adjusted segment operating income margin to increase to the 6- to 7-percent range in fiscal 2025, also with room to grow beyond the current year. Similarly, management expects annual Defense performance to be more heavily weighted to the second half. Management also expects significant Defense adjusted backlog growth in the fiscal year with the addition of large multiyear programs currently in negotiations.

The Company continues to target three-year EPS growth (FY22-25) in the low- to mid-teens-percentage range.

Finance expense and tax expense
Management expects annual finance expense to be similar to fiscal 2024 on lower interest expense on debt, offset by higher lease expense in support of recent training centre expansions to its global training network in support of growth. The run-rate effective income tax rate is expected to be approximately 25%, considering the income expected from various jurisdictions and the implementation of global minimum tax policies.

Balanced capital allocation priorities, accretive growth investments
As a reflection of its agile and disciplined approach to capital investment, CAE has reduced its total CAPEX outlook in fiscal 2025 to the low end of its previously indicated range of $50 to $100 million higher than fiscal 2024, which totaled $329.8 million. Commensurate with CAE’s ongoing success to capture market opportunities in training, approximately three-quarters of this relates to organic growth investments in simulator capacity to be deployed to CAE’s global network of aviation-related training centres and backed by multiyear customer contracts.

Solid financial position
A tenet of CAE’s capital management priorities includes the maintenance of a solid financial position, and it expects to continue to bolster its balance sheet through ongoing deleveraging, commensurate with its investment grade profile.

Current returns to shareholders
Given CAE’s progress over the last year to strengthen its financial position, an NCIB was established as part of its capital management strategy and is currently intended to be used opportunistically over time with excess free cash flow. Given the Company’s outlook and cash generative nature of its highly recurring business, CAE’s Board of Directors will also continue to evaluate the possibility of reintroducing a shareholder dividend.

Caution concerning outlook
Management’s outlook for fiscal 2025 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2024 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the quarter ended June 30, 2024, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2025
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call tomorrow at 8:00 a.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing+ 1-844-763-8274 or +1-647-484-8814. The conference call will also be audio webcast live at www.cae.com.

About CAE
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 13, 2024 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 13, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2025 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, and our ability to defend our position in the contractual dispute resolution process with the buyer of the CAE Healthcare business. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2024 and MD&A for the three months ended June 30, 2024, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and Capital Structure measures
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

Net debt-to-adjusted EBITDA excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. Net debt-to-adjusted EBITDA excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended June 30	2024	2023	2024	2023	2024	2023
Operating income	$89.8	$105.6	$18.8	$22.7	$108.6	$128.3
Restructuring, integration and acquisition costs	16.6	13.4	9.0	1.6	25.6	15.0
Adjusted segment operating income	$106.4	$119.0	$27.8	$24.3	$134.2	$143.3

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2024	2023
Net income attributable to equity holders of the Company	$48.3	$65.3
Net income from discontinued operations	—	(0.5)
Restructuring, integration and acquisition costs, after tax	19.5	11.5
Adjusted net income	$67.8	$76.3

Average number of shares outstanding (diluted)	318.8	318.8

Adjusted EPS	$0.21	$0.24

Calculation of adjusted effective tax rate

		Three months ended
		June 30
(amounts in millions, except effective tax rates)		2024	2023
Earnings before income taxes		$59.1	$75.2
Restructuring, integration and acquisition costs		25.6	15.0
Adjusted earnings before income taxes		$84.7	$90.2

Income tax expense		$8.3	$7.9
Tax impact on restructuring, integration and acquisition costs		6.1	3.5
Adjusted income tax expense		$14.4	$11.4

Effective tax rate	%	14%	11
Adjusted effective tax rate	%	17%	13

Reconciliation of free cash flow

	Three months ended
	June 30
(amounts in millions)	2024	2023
Cash provided by operating activities*	$127.2	$130.4
Changes in non-cash working capital	(140.1)	(179.7)
Net cash used in operating activities	$(12.9)	$(49.3)
Maintenance capital expenditures	(19.9)	(35.7)
Change in ERP and other assets	(5.1)	(17.2)
Proceeds from the disposal of property, plant and equipment	1.7	3.4
Net proceeds from (payments to) equity accounted investees	0.1	(12.7)
Dividends received from equity accounted investees	10.5	6.6
Other investing activities	0.3	—
Impact of discontinued operations	—	(5.4)
Free cash flow	$(25.3)	$(110.3)
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(205.1)	$549.2
Depreciation and amortization	376.7	340.6
EBITDA	$171.6	$889.8
Restructuring, integration and acquisition costs	142.0	57.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other financial assets	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Adjusted EBITDA	$917.3	$956.9

Net debt	$3,129.7	$3,166.4

Net debt-to-EBITDA	18.24	3.56
Net debt-to-adjusted EBITDA	3.41	3.31

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Adjusted EBITDA	$917.3	$956.9
Impact from accelerated risk recognition on the Legacy Contracts	90.3	—
Adjusted EBITDA excluding Legacy Contracts	$1,007.6	$956.9

Net debt-to-adjusted EBITDA excluding Legacy Contracts	3.11	3.31

Reconciliation of capital employed and net debt

	As at June 30	As at March 31
(amounts in millions)	2024	2024
Use of capital:
Current assets	$2,054.9	$2,006.5
Less: cash and cash equivalents	(143.2)	(160.1)
Current liabilities	(2,310.8)	(2,358.4)
Less: current portion of long-term debt	312.1	308.9
Non-cash working capital	$(87.0)	$(203.1)
Property, plant and equipment	2,579.6	2,515.6
Intangible assets	3,294.1	3,271.9
Other long-term assets	2,128.3	2,040.1
Other long-term liabilities	(376.6)	(407.7)
Capital employed	$7,538.4	$7,216.8
Source of capital:
Current portion of long-term debt	$312.1	$308.9
Long-term debt	2,960.8	2,765.4
Less: cash and cash equivalents	(143.2)	(160.1)
Net debt	$3,129.7	$2,914.2
Equity attributable to equity holders of the Company	4,328.0	4,224.9
Non-controlling interests	80.7	77.7
Capital employed	$7,538.4	$7,216.8

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 11 of CAE’s MD&A for the quarter ended June 30, 2024 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2024	2023
Continuing operations
Revenue	$1,072.5	$1,012.0
Cost of sales	793.8	726.3
Gross profit	$278.7	$285.7
Research and development expenses	35.9	36.7
Selling, general and administrative expenses	133.5	123.7
Other (gains) and losses	(0.9)	(1.4)
Share of after-tax profit of equity accounted investees	(24.0)	(16.6)
Restructuring, integration and acquisition costs	25.6	15.0
Operating income	$108.6	$128.3
Finance expense – net	49.5	53.1
Earnings before income taxes	$59.1	$75.2
Income tax expense	8.3	7.9
Net income from continuing operations	$50.8	$67.3
Net income from discontinued operations	—	0.5
Net income	$50.8	$67.8
Attributable to:
Equity holders of the Company	$48.3	$65.3
Non-controlling interests	2.5	2.5
Earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	$0.15	$0.20
Basic and diluted – discontinued operations	—	—

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2024	2023
Net income from continuing operations	$50.8	$67.3
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$51.5	$(96.2)
Net (loss) gain on hedges of net investment in foreign operations	(19.1)	27.5
Reclassification to income of gains on foreign currency exchange differences	(0.1)	(0.1)
Net (loss) gain on cash flow hedges	(6.8)	13.4
Reclassification to income of losses on cash flow hedges	3.3	0.6
Income taxes	(1.0)	(7.3)
	$27.8	$(62.1)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$2.3	$(21.4)
Income taxes	(0.6)	5.7
	$1.7	$(15.7)
Other comprehensive income (loss) from continuing operations	$29.5	$(77.8)
Net income from discontinued operations	—	0.5
Other comprehensive loss from discontinued operations	—	(1.6)
Total comprehensive income (loss)	$80.3	$(11.6)
Attributable to:
Equity holders of the Company	$77.3	$(12.8)
Non-controlling interests	3.0	1.2

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2024	2024
Assets
Cash and cash equivalents	$143.2	$160.1
Accounts receivable	582.2	624.7
Contract assets	543.5	537.6
Inventories	634.8	573.6
Prepayments	88.7	68.0
Income taxes recoverable	55.0	35.3
Derivative financial assets	7.5	7.2
Total current assets	$2,054.9	$2,006.5
Property, plant and equipment	2,579.6	2,515.6
Right-of-use assets	613.3	545.8
Intangible assets	3,294.1	3,271.9
Investment in equity accounted investees	606.9	588.8
Employee benefits assets	63.9	65.7
Deferred tax assets	239.8	233.3
Derivative financial assets	3.9	4.2
Other non-current assets	600.5	602.3
Total assets	$10,056.9	$9,834.1

Liabilities and equity
Accounts payable and accrued liabilities	$944.6	$1,035.3
Provisions	41.3	42.6
Income taxes payable	26.5	31.1
Contract liabilities	946.9	911.7
Current portion of long-term debt	312.1	308.9
Derivative financial liabilities	39.4	28.8
Total current liabilities	$2,310.8	$2,358.4
Provisions	12.1	14.0
Long-term debt	2,960.8	2,765.4
Royalty obligations	67.6	74.4
Employee benefits obligations	97.8	98.7
Deferred tax liabilities	39.0	36.6
Derivative financial liabilities	3.4	2.9
Other non-current liabilities	156.7	181.1
Total liabilities	$5,648.2	$5,531.5
Equity
Share capital	$2,274.8	$2,252.9
Contributed surplus	67.7	55.4
Accumulated other comprehensive income	181.3	154.0
Retained earnings	1,804.2	1,762.6
Equity attributable to equity holders of the Company	$4,328.0	$4,224.9
Non-controlling interests	80.7	77.7
Total equity	$4,408.7	$4,302.6
Total liabilities and equity	$10,056.9	$9,834.1

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2024	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024	318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income	—	$—	$—	$—	$48.3	$48.3	$2.5	$50.8
Other comprehensive income	—	—	—	27.3	1.7	29.0	0.5	29.5
Total comprehensive income	—	$—	$—	$27.3	$50.0	$77.3	$3.0	$80.3
Exercise of stock options	965,075	24.2	(3.0)	—	—	21.2	—	21.2
Settlement of equity-settled awards	34,917	1.0	(1.0)	—	—	—	—	—
Repurchase and cancellation of common shares	(463,500)	(3.3)	—	—	(8.4)	(11.7)	—	(11.7)
Equity-settled share-based payments expense	—	—	16.3	—	—	16.3	—	16.3
Balances as at June 30, 2024	318,848,725	$2,274.8	$67.7	$181.3	$1,804.2	$4,328.0	$80.7	$4,408.7

	Attributable to equity holders of the Company
Three months ended June 30, 2023	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income	—	$—	$—	$—	$65.3	$65.3	$2.5	$67.8
Other comprehensive loss	—	—	—	(62.4)	(15.7)	(78.1)	(1.3)	(79.4)
Total comprehensive (loss) income	—	$—	$—	$(62.4)	$49.6	$(12.8)	$1.2	$(11.6)
Exercise of stock options	200,413	4.0	(0.6)	—	—	3.4	—	3.4
Equity-settled share-based payments expense	—	—	0.9	—	—	0.9	—	0.9
Balances as at June 30, 2023	318,106,703	$2,247.6	$42.4	$104.8	$2,104.4	$4,499.2	$82.4	$4,581.6

Consolidated Statement of Cash Flows

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2024	2023
Operating activities
Net income	$50.8	$67.8
Adjustments for:
Depreciation and amortization	97.8	92.2
Share of after-tax profit of equity accounted investees	(24.0)	(16.6)
Deferred income taxes	(5.6)	(14.7)
Investment tax credits	(5.0)	2.2
Equity-settled share-based payments expense	16.3	0.9
Defined benefit pension plans	3.1	(1.4)
Other non-current liabilities	(2.6)	(2.4)
Derivative financial assets and liabilities – net	2.2	(8.4)
Other	(5.8)	10.8
Changes in non-cash working capital	(140.1)	(179.7)
Net cash used in operating activities	$(12.9)	$(49.3)
Investing activities
Property, plant and equipment expenditures	$(92.6)	$(90.6)
Proceeds from disposal of property, plant and equipment	1.7	3.4
Intangible assets expenditures	(28.6)	(39.8)
Net proceeds from (payments to) equity accounted investees	0.1	(12.7)
Dividends received from equity accounted investees	10.5	6.6
Other	0.3	—
Net cash used in investing activities	$(108.6)	$(133.1)
Financing activities
Net proceeds from (repayment of) borrowing under revolving credit facilities	$119.6	$(249.2)
Proceeds from long-term debt	10.5	408.5
Repayment of long-term debt	(25.1)	(26.5)
Repayment of lease liabilities	(13.8)	(14.8)
Net proceeds from the issuance of common shares	21.2	3.4
Repurchase and cancellation of common shares	(11.7)	—
Net cash provided by financing activities	$100.7	$121.4
Effect of foreign currency exchange differences on cash and cash equivalents	$3.9	$(3.8)
Net decrease in cash and cash equivalents	$(16.9)	$(64.8)
Cash and cash equivalents, beginning of period	160.1	217.6
Cash and cash equivalents, end of period	$143.2	$152.8

Contacts

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, +1 438-805-5856, samantha.golinski@cae.com

Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com